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                                                                    Exhibit 99.1

[KINROSS GOLD LOGO]                                 [BEMA GOLD CORPORATION LOGO]


                 KINROSS GOLD ANNOUNCES ACQUISITION OF BEMA GOLD

  US$3.1 BILLION TRANSACTION ALIGNS WITH KINROSS' FOUR POINT STRATEGY, EXPANDS
                   RESERVE BASE AND CREATES SHAREHOLDER VALUE

TORONTO, ONTARIO AND VANCOUVER, BRITISH COLUMBIA - NOVEMBER 6, 2006 - Kinross Gold Corporation ("Kinross") (TSX: K, NYSE: KGC) and Bema Gold Corporation ("Bema") (TSX/NYSE: BGO, AIM: BAU) are pleased to announce that their Boards of Directors have unanimously approved Kinross' acquisition of Bema in a US$3.1 billion transaction to create a US$7.9 billion major gold producer.

HIGHLIGHTS

Bema shareholders will vote at a meeting, expected to be held in mid-January 2007, to approve the acquisition. Upon successful completion of the transaction, on a pro forma basis Kinross will have the following attributes:

        o Mineral reserves and resources of 50 million ounces of gold; 80 million ounces of silver and 2.9 billion pounds of copper
        o Nine mines, in five countries, on three continents, with 4,700 employees globally
        o Excellent pipeline of major construction and future projects including Paracatu in Brazil, Kupol in Russia and Cerro Casale in Chile
        o Participation in exploration joint venture to drive new Russian growth opportunities
        o 2006 estimated production of 1.8 million gold equivalent ounces; growing 56 per cent to approximately 2.8 million ounces in 2009
        o Estimated 2009 cost of sales per gold equivalent ounce at Kupol of approximately US$130 will lower an already competitive cost profile
        o       Consolidated ownership of Refugio mine in Chile
        o       Cash of approximately US$350 million
        o       Immediate synergies
        o       Led by Kinross management team

"This acquisition will create exceptional value for shareholders," said Tye W. Burt, President and Chief Executive Officer of Kinross. "By combining our assets, operations and expertise, we have dramatically increased our gold reserve and resource base to more than 50 million ounces. We will have a well-balanced gold reserve profile with 39 per cent in Chile, 37 per cent in Brazil, 16 per cent in North America and 8 per cent in Russia. These reserves, coupled with our enhanced exploration pipeline, will put Kinross in a unique position to take advantage of the robust gold price and provide investors with an excellent portfolio of world-class assets."


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"The Bema Board of Directors unanimously approved this transaction and an independent advisor has provided an opinion that the transaction consideration to be received by Bema shareholders is fair from a financial point of view. We believe that our companies are a great fit due to complementary strengths, geographic synergies and similar growth profiles," said Clive T. Johnson, Chairman, President and Chief Executive Officer of Bema. "Bema shareholders are getting an attractive premium to become part of a stronger company that will create near- and long-term value for all shareholders. Further, we expect that the combined Company will be re-rated in the market once the transaction is complete."

This acquisition of Bema consolidates Kinross' ownership of Refugio and increases its reserves in Chile and Russia. District exploration and operating synergies will be realized by substantially increasing Kinross' position in the Maricunga region in Chile and adding the Chukotka region in Russia.

"The addition of Russian operations and exploration opportunities through the acquisition is a natural fit with our proven track record and mining expertise in the country," said Burt. "Bema's Kupol project will be a cornerstone growth asset that is expected to begin production in 2008. Kupol is fully financed and will continue to be staffed by Bema's Russian management and construction development team."

"This acquisition aligns perfectly with our strategic plan by increasing our core asset base, adding exploration reach and increasing our growth from 2006 through 2009," said Burt. "This acquisition creates an even stronger Canadian-based gold company that fortifies Canada's dominant position in the global gold mining arena."

With a successful track record, Clive Johnson will lead a new company focused on exploration and development ("NewCo"). Kinross will participate as an equity investor and have a right of joint venture opportunities with NewCo in Russia.

SUMMARY OF THE TRANSACTION

The acquisition will be completed by way of a shareholder-approved plan of arrangement whereby each Bema common share will be exchanged for 0.441 of a Kinross common share representing a 34 per cent premium to the 20-day volume weighted average price of Bema common shares on the TSX. Upon completion of this transaction, 61 per cent of Kinross will be held by existing Kinross shareholders and 39 per cent by existing Bema shareholders.

Following completion of the transaction, all outstanding options and warrants of Bema will be exercisable to acquire that number of common shares of Kinross determined by reference to the share exchange ratio.

Other terms of the transaction include an agreement by Bema to pay a break fee to Kinross under certain circumstances in the amount of C$79 million. Bema has also

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provided Kinross with certain other customary rights, including a right to match competing offers.

The acquisition of Bema is subject to the parties completing due diligence and entering into a further definitive agreement providing for the specific mechanics for completing the transaction. The Board of Directors of Bema has unanimously recommended the transaction to shareholders and will sign support agreements in favour of the transaction. The Board of Directors has also received an opinion from financial advisors to the effect that the consideration to be received by Bema shareholders is fair from a financial point of view. The acquisition is subject to all requisite regulatory approvals, third party consents and other conditions customary in transactions of this nature. The acquisition is expected to require the approval of (i) at least two-thirds of the votes cast by Bema shareholders present in person or by proxy at a meeting expected to be held in January 2007; and (ii) a majority of the votes cast by Bema shareholders present in person or by proxy at such meeting, excluding votes cast by those Bema shareholders required to be excluded pursuant to the minority approval provisions of Ontario Securities Commission Rule 61-501 and Regulation Q-27 of the Autorite des marches financiers. A proxy circular, setting out details of the transaction and voting procedures, is expected to be mailed to Bema shareholders in December 2006.

In connection with transaction, NewCo will purchase certain Bema assets for aggregate consideration of US$20 million, including:

        - An exploration alliance in Chukotka aimed at developing future gold opportunities
        - An exploration joint venture in northern Colombia with AngloGold Ashanti Limited
        -       All of the shares of Petrex (Proprietary) Ltd.

Kinross will have a right to maintain a 9.9 per cent equity interest in NewCo and an option to acquire up to 19.9 per cent of NewCo in any initial public offering.

BOARD OF DIRECTORS

Kinross will select one Bema nominee to be included in Kinross' management slate of Directors to be nominated for election at Kinross' next annual shareholders' meeting. Until such time, the Bema nominee shall sit as an observer on the Kinross board.

ADVISORS AND COUNSEL

Kinross' Financial Advisor is Scotia Capital Inc. Strategic Advisors include Rothschild Inc., GMP Securities LP and UBS Canada Securities Inc. and its legal counsel are Blake, Cassels & Graydon LLP and Chadbourne & Parke LLP with regard to Russian law matters. Bema's Financial Advisor is Genuity Capital Markets and its legal counsel is Stikeman Elliott LLP. A special committee of Bema's Board of Directors is receiving financial advice from BMO Capital Markets and its legal counsel is Bennett Jones LLP.

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                                  KINROSS GOLD ANNOUNCES ACQUISTION OF BEMA GOLD
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KINROSS TODAY

Kinross, a Canadian-based gold mining company, is the fourth largest primary gold producer in North America and the eighth largest in the world. With eight mines in Canada, the United States, Brazil and Chile, Kinross employs more than 3,700 people. Kinross maintains a strong balance sheet and a no gold hedging policy. Kinross is focused on the strategic objective maximizing net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition. Kinross maintains listings on the Toronto Stock Exchange (symbol:
K) and the New York Stock Exchange (symbol: KGC).

BEMA TODAY

Bema Gold Corporation is one of the world's fastest growing intermediate gold producers with operating mines and development projects on three continents. Bema is projected to produce one million ounces of gold annually by the year 2009. Bema is listed on the Toronto Stock Exchange and the New York Stock Exchange (symbol: BGO) and on the AIM Exchange in London (symbol: BAU).

CONFERENCE CALL

Kinross and Bema will hold a joint conference call with simultaneous web cast presentation at 11 a.m. EST on November 6, 2006 to discuss this transaction.

CONFERENCE CALL DETAILS:
To access the conference call, dial:
     In Toronto: 416-644-3420
     In Vancouver: 604-677-8677
     In North America (toll free): 1-866-250-4892

The presentation slide show will be available in PDF format for download from the Kinross website at www.kinross.com in advance of the conference call.

A replay will be available after 2 p.m. until November 20, 2006. The replay number is 416-640-1917 and the North American toll free number is 1-877-289-8525. To access the recording, please enter access code 21209025#.

Bema's Third Quarter conference call and webcast has been rescheduled to Tuesday November 14, 2006 at 2 p.m. PST. To access the call, please dial 1-416-695-5261 or toll free 1-877-888-3490. A playback will be available for one week after the call by dialing 1-416-695-5275 or toll free 1-888-509-0081, pass code: 632675.
For more information, visit Bema's website at www.bema.com.

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CAUTIONARY STATEMENTS
All statements, other than statements of historical fact, contained or incorporated by reference in this media release, including any information as to the future financial or operating performance of Kinross and Bema, constitute "forward-looking statements" within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this media release. Forward-looking statements include, without limitation, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans," "expects," or "does not expect," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates," or "does not anticipate," or "believes," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might," or "will be taken," "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross and Bema as of the date of this media release, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of each of Kinross and Bema include, but are not limited to, the various assumptions set forth in their respective most recent annual information form and management's discussion and analysis as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise during the balance of 2006;
(2) development at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at Buckhorn proceeding on a basis consistent with Kinross' current expectations; (4) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso and the U.S. dollar will be approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (7) production forecasts meet expectations for the balance of 2006; and (8) the accuracy of our current mineral reserve and mineral resource estimates. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; and diminishing quantities or grades of reserves. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross' and Bema's actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross or Bema. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this media release are qualified by these cautionary statements.
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Specific reference is made to the respective most recent annual information form, annual management's discussion and analysis and other filings with the securities regulators of Canada and the United States of each of Kinross and Bema. In addition, the following factors, among others, related to the proposed business combination of Kinross and Bema could cause actual results to differ materially from the forward-looking statements: the businesses of Kinross and Bema may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefit from the Kinross and Bema transaction may not be fully realized or not realized within the expected time frame. These factors are not intended to represent a complete list of the factors that could affect Kinross or Bema or the combination of Kinross and Bema. Each of Kinross and Bema disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

For further information regarding Proven and Probable Mineral Reserves and Measured and Indicated Mineral Resources for either of Kinross or Bema, please refer to each companies 2005 Mineral Reserve and Resource statements as filed with regulatory authorities.

Qualified persons as defined by National Instrument 43-101 are:

Rob Henderson, Kinross Gold Corporation for all Kinross assets
Tom Garagan, Bema Gold Corporation for Kupol
Brian Scott, Bema Gold Corporation for Julietta
L. Smith, AMEC for Cerro Casale

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

KINROSS Investor Relations Contact: Tracey Thom, TRACEY.THOM@KINROSS.COM, (office) +1.416.365.1362 / (mobile) +1.416.301.9022

Media Contact: Wilcox Group +1.416.203.6666

BEMA
Investor Relations Contact:  Ian MacLean, INVESTOR@BEMAGOLD.COM, +1.604.681.8371
                             Kerry Suffolk

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